SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2


                                  CONSECO, INC.
                                ----------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    208464107
                                 -------------
                                 (CUSIP Number)

                               Stephen C. Hilbert
                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46032
                                 (317) 817-6100
                ------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 21, 1996
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

[   ]

Check the following box if a fee is being paid with this statement:

[   ]

This filing contains ___ pages. The Exhibit Index appears on page 5.

CUSIP No. . . . . . . . . . . . . . . . . . . . . . .                208464107

- -------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON . . . . . . . . . .             Stephen C. Hilbert


   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON . . . . .       Not given

- -------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ] (b) [   ]

- -------------------------------------------------------------------------------

3.       SEC USE ONLY

- -------------------------------------------------------------------------------

4. SOURCE OF FUNDS . . . . . . . . . . . . . . . . . . . . . . . . PF; BK

- -------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)
                                                                       [   ]
- -------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION . . . . . .   United States Citizen

- -------------------------------------------------------------------------------

Number of        7.      SOLE VOTING POWER . . . . . . . . . . . .  3,171,192

                         ----------------------------------------------------


Shares

Beneficially     8.      SHARED VOTING POWER . . . . . . . . . . .    - 0 -

                         ----------------------------------------------------


Owned By

Each             9.      SOLE DISPOSITIVE POWER . . . . . . . . . .  3,171,192

                         -----------------------------------------------------


Reporting

Person With     10.      SHARED DISPOSITIVE POWER . . . . . . . . ..   - 0 -

- -------------------------------------------------------------------------------




11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                  3,171,192

- -------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]

- -------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.4%

- -------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON . . . . . . . . . . . . . . .            IN

- -------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

         This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Conseco, Inc., an Indiana corporation ("Conseco"). Conseco's principal executive office is located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032. The share information provided herein reflects a 2 for 1 stock split effective April 1, 1996.

ITEM 2.           IDENTITY AND BACKGROUND

         Not amended. See the statement on Schedule 13D previously filed.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The  acquisition  which  is the  subject  of this  Amendment  No.  2 to
         Schedule 13D is the beneficial ownership of 330,832 shares of Common Stock acquired by The Thomas C. Hilbert Irrevocable Trust (the "Hilbert Trust") and The Christopher L. Myers Irrevocable Trust (the "Myers Trust"; together, the "Trusts"). Mr. Hilbert is the trustee of the Trusts. All such shares were acquired pursuant to the Conseco, Inc. Director, Executive and Senior Officer Stock Purchase Plan (the "Plan") in open market transactions on May 20, 21 and 24, 1996. The following table sets forth the shares of Common Stock acquired and the consideration paid on each date:


                                               Hilbert Trust                                        Myers Trust
                                    ---------------------------------------            ---------------------------------------

                                      Shares                                              Shares
                                        of                    Consideration                 of                Consideration
                                   Common Stock                   Paid                  Common Stock               Paid
                                  --------------             ---------------            -------------         ----------------

           May 20, 1996               140,358                 $5,503,370.80               25,062                  $982,672.29
           May 21, 1996                70,175                  2,768,449.66               12,531                   494,359.27
           May 24, 1996                70,175                  2,691,916.80               12,531                   480,692.96


         Such acquisitions increased the number of shares of Common Stock beneficially owned by Mr. Hilbert to 3,171,192 shares, or 7.4% of the shares of Common Stock deemed to be outstanding under Rule 13d-3(d) of the Securities and Exchange Commission. Shares acquired by the Trusts were acquired with funds borrowed from Bank of America National Trust and Savings Association ("Bank of America"). Pursuant to the Plan, such loans are guaranteed by Conseco. Mr. Hilbert also acquired shares in March 1996 which purchases have not previously been reported on
         Schedule 13D. Such shares were acquired in connection with the exercise of stock options previously reported on Schedule 13D. Pursuant to such exercise Mr. Hilbert exercised options to acquire 800,000 shares of Common Stock by surrendering to Conseco 77,071 shares of Common Stock he previously owned to pay the exercise price, and Conseco withheld 332,549 shares of Common Stock to pay for taxes payable in respect to such exercise. In connection with such exercise, Conseco also granted Mr. Hilbert immediately exercisable options to acquire 409,620 shares of Common Stock at an exercise price of $32.438 per share.

         See the statements on Schedule 13D, as amended, previously filed for a description of the previous acquisitions.


ITEM 4.           PURPOSE OF TRANSACTION

         Mr. Hilbert has acquired beneficial ownership of the Common Stock for investment purposes. Pursuant to the Plan, Mr. Hilbert intends to acquire an additional 329,168 shares of Common Stock through the Trusts.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Set forth below is information concerning the Common Stock beneficially owned by Mr. Hilbert on the date hereof.

         (a) 3,171,192 shares, which number includes (i) 1,155,370 shares of Common Stock which may be acquired by Mr. Hilbert within 60 days upon exercise of stock options and (ii) 330,832 shares of Common Stock which are owned by the Trusts of which Mr. Hilbert is the sole trustee. Such amount is 7.4% of the outstanding shares of Common Stock of Conseco.
         (b) Mr. Hilbert has the sole power to vote or to direct the vote of all of the shares disclosed in (a) and the sole power to dispose or to direct the disposition of such shares. Shares beneficially owned which are subject to options do not have voting rights prior to exercise of such options.
         (c) Mr. Hilbert has not engaged in any transactions concerning the Common Stock during the past 60 days other than as disclosed in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See the statement on Schedule 13D, as amended, previously filed.

         The shares of Common Stock beneficially owned by Mr. Hilbert include 1,155,370 shares which may be acquired within 60 days upon exercise of stock options. Under those stock options, Mr. Hilbert has the right to acquire (i) 15,000 shares of Common Stock at a price of $26.625 per share, (ii) 238,750 shares of Common Stock at a price of $26.625 per share and (iii) 492,000 shares of Common Stock at a price of $24.125 per share and (iv) 409,620 shares of Common Stock at a price of $32.438 per share. Mr. Hilbert also holds options not exercisable within 60 days to acquire 3,098,250 shares of Common Stock. All such options were granted under the Conseco Stock Option Plan, as amended, and the Conseco 1994 Stock and Incentive Plan.

         At April 24, 1996, Mr. Hilbert held an aggregate of 808,846.5 stock units (397,247 of which are vested) (the "Stock Units") under the Conseco Amended and Restated Deferred Compensation Program and the Conseco 1994 Stock and Incentive Plan. Each Stock Unit represents and is payable in one share of Common Stock. The Stock Units have no voting rights and are not payable within the next 60 days because they either have been deferred or have not yet vested. The Stock Units must be paid out following a change in control as defined in the Conseco Amended and Restated Deferred Compensation Program and the Conseco 1994 Stock and Incentive Plan for awards under the respective plans.

         The pledged shares of Common Stock in connection with a $1.9 million loan from Conseco to Mr. Hilbert were released.

         The shares of Common Stock held by the Trusts were purchased pursuant to the Plan with the proceeds of a loan obtained pursuant to the Credit Agreement (as defined herein). The Credit Agreement is filed as an exhibit hereto and is made a part hereof. All such shares owned by the Trust have been pledged to Bank of America under the Borrower Pledge Agreement filed as an exhibit hereto and made a part hereof. Pursuant to the Plan, Mr. Hilbert has elected to purchase an additional 329,168 shares of Common Stock through the Trusts.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         1. Employment Agreement dated January 1, 1987, between Conseco and Stephen C. Hilbert, was filed as Exhibit 10.1.2 to Conseco's Annual Report on Form 10-K for 1986, and Amendment No. 1 thereto was filed as Exhibit 10.1.2 to Conseco's Annual Report on Form 10-K for 1987; and are incorporated herein by this reference.

         2. Conseco's Stock Option Plan was filed with the Commission as Exhibit B to its definitive Proxy Statement dated December 10, 1983; Amendment No. 1 thereto was filed with the Commission as Exhibit 10.8.1 to its Report on Form 10-Q for the quarter ended June 30, 1985; Amendment No. 2 thereto was filed with the Commission as Exhibit 10.8.2 to its Registration Statement on Form S-1, No. 33-4367; Amendment No. 3 thereto was filed with the Commission as Exhibit
                  10.8.3 to Conseco's Annual Report on Form 10- K for 1986; Amendment No. 4 thereto was filed with the Commission as
                  Exhibit 10.8 to Conseco's Annual Report on Form 10-K for 1987; Amendment No. 5 thereto was filed with the Commission as Exhibit 10.8 to Conseco's Report on Form 10-Q for the quarter ended September 30, 1991; and such documents are incorporated herein by this reference.

          3. Amended and Restated Conseco Stock Bonus and Deferred Compensation Program was filed as Exhibit 10.8.4 to Conseco's Annual Report on Form 10-K for 1992 and Amendment to the Amended and Restated Conseco Stock Bonus and Deferred Compensation Program was filed as Exhibit 10.8.9 to Conseco's Annual Report on Form 10-K for 1994. Such documents are incorporated herein by this reference.

         4. The Conseco 1994 Stock and Incentive Plan was filed as Exhibit A to Conseco's definitive Proxy Statement dated April 29, 1994 and is incorporated herein by this reference.

         5. Conseco, Inc. Director, Executive and Senior Officer Stock Purchase Plan.

         6. Credit Agreement, (the "Credit Agreement"), dated as of May 13, 1996, among the Borrowers (including the Trusts), the financial institutions party thereto and Bank of America.

         7.       Guaranty, dated as of May 13, 1996, among Conseco and Bank of
                  America.

         8. Borrower Pledge Agreement, dated May 13, 1996, among the Trusts and Bank of America.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 31, 1996



                                                          /S/Stephen C. Hilbert
                                                          --------------------
                                                           Stephen C. Hilbert